EXHIBIT 1.3

PROVISIONS ATTACHING TO

FIRST PREFERRED SHARES, SERIES 2016-A CONVERSION

OF

EMERA INCORPORATED

(the “Company”)

The eighth series of First Preferred Shares (as defined below) will consist of such number of shares as shall be required to be issued by the Company upon an Automatic Conversion Event (as defined below), designated as “First Preferred Shares, Series 2016-A Conversion” (the “Conversion Preferred Shares”). In addition and subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Conversion Preferred Shares shall be as follows:

1.	DEFINITION OF TERMS

The following definitions are relevant to the Conversion Preferred Shares:

“Automatic Conversion Event” means an event giving rise to an automatic conversion of Notes — Series 2016-A, without the consent of the holders of such notes and pursuant to the Indenture, into Conversion Preferred Shares, being the occurrence of any one of the following: (i) the making by the Company of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada), (ii) any proceeding instituted by the Company seeking to adjudicate it a bankrupt or insolvent or, where the Company is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Company or any substantial part of its property and assets in circumstances where the Company is adjudged a bankrupt or insolvent, (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Company or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Company is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, or (iv) any proceeding is instituted against the Company seeking to adjudicate it a bankrupt or insolvent, or where the Company is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Company or any substantial part of its property and assets in circumstances where the Company is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Company or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets);

“Board of Directors” means the board of directors of the Company;

“Business Day” means a day other than a Saturday or Sunday or civic holiday on which chartered banks are open for business in the City of Halifax, Nova Scotia;

“Common Shares” means the common shares of the Company;

“Dividend Payment Date” means a Quarterly Dividend Payment Date or a Semi-Annual Dividend Payment Date, as applicable;

“First Preferred Shares” means the first preferred shares of the Company, issuable in series;

“Indenture” means the Trust Indenture, dated as of June 16, 2016, among the Company, American Stock Transfer and Trust Company, LLC and CST Trust Company as amended by the First Supplemental Indenture thereto;

“Notes — Series 2016-A” means the 6.75% Fixed-to-Floating Subordinate Notes — Series 2016-A due June 15, 2076 of the Company;

“Perpetual Preferred Share Rate” means the dividend rate payable on the Conversion Preferred Shares from time to time, being the same rate as the interest rate which would have accrued on the Notes — Series 2016-A at any such time had such notes not been automatically converted into Conversion Preferred Shares upon an Automatic Conversion Event, and had remained outstanding;

“Quarterly Dividend Payment Date” means, in respect of dividends payable subsequent to June 15, 2026, March 15, June 15, September 15 and December 15 of each year during which any Conversion Preferred Shares are issued and outstanding; and

“Semi-Annual Dividend Payment Date” means, in respect of dividends payable during the period June 15, 2016 to and including June 15, 2026, June 15 and December 15 of each year during which any Conversion Preferred Shares are issued and outstanding.

All dollar amounts are in United States dollars.

2.	ISSUE PRICE

The issue price of each of the Conversion Preferred Shares will be $1,000.00

3.	DIVIDENDS

Holders of Conversion Preferred Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the Companies Act (Nova Scotia), at the Perpetual Preferred Share Rate, payable on each Semi-Annual Dividend Payment Date or Quarterly Dividend Payment Date, as applicable, subject to applicable withholding tax.

The dividends on Conversion Preferred Shares will accrue (but not compound) on a daily basis. If, on any Dividend Payment Date, the dividends accrued to such date are not paid in full on all of the Conversion Preferred Shares then issued and outstanding, such dividends, or the unpaid portion thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Company will have sufficient funds properly available, under the provisions of applicable law and under the provisions of any trust indenture governing bonds, debentures or other securities of the Company, for the payment of such dividends.

Any dividends declared on the Conversion Preferred Shares will (except in case of redemption in which case payment of dividends will be made upon surrender of the certificates representing the Conversion Preferred Shares to be redeemed or except as otherwise provided with the consent of a registered holder of Conversion Preferred Shares) be paid by electronic funds transfer or by cheque of or on behalf of the Company in lawful money of the United States (less any tax required to be deducted) and payment thereof shall satisfy such dividends. Each dividend on the Conversion Preferred Shares shall be paid to the registered holders appearing on the Company’s registers at the close of business on the first day of the month, whether or not a Business Day, during which a Dividend Payment Date falls.

The Company shall elect, in the manner and within the time provided under section 191.2 of the Income Tax Act (Canada) (the “Act”), or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of Conversion Preferred Shares will be required to pay tax under section 187.2 of Part IV.1 of the Act or any successor or replacement provision of similar effect on dividends received on the Conversion Preferred Shares. Nothing in this paragraph shall prevent the Company from entering into an agreement with a taxable Canadian corporation with which it is related to transfer all or a portion of the Company’s liability for tax under section 191.1 of the Act to that taxable Canadian corporation in accordance with the provisions of section 191.3 of the Act.

4.	VOTING RIGHTS

The holders of Conversion Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Conversion Preferred Shares as a series) to receive notice of, attend, or vote at, any meeting of the shareholders of the Company, unless and until the Company fails to pay in aggregate four semi-annual or eight quarterly dividends, as applicable, on the Conversion Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, holders of Conversion Preferred Shares will be entitled to receive notice of, and to attend, all meetings of shareholders at which directors are to be elected and to vote for the election of two directors out of the total number of directors elected at such meeting. Such entitlement to vote shall be exercised together with holders of shares of all other series of First Preferred Shares, and all other classes or series of classes of shares of the Company having the right to vote in similar circumstances. In any such instance, holders of Conversion Preferred Shares will be entitled to one vote for each Conversion Preferred Share held. The voting rights of the holders of Conversion Preferred Shares shall forthwith cease upon payment by the Company of all arrears of dividends on any outstanding Conversion Preferred Shares unless and until four semi-annual or eight quarterly dividends, as applicable, on such Conversion Preferred Shares shall again be in arrears and unpaid.

In connection with any action to be taken by the Company which requires the approval of the holders of the Conversion Preferred Shares voting as a series or as part of the class of First Preferred Shares, each such Conversion Preferred Share will entitle the holder thereto to one vote.

5.	REDEMPTION

The Conversion Preferred Shares will not be redeemable by the Company on or prior to June 15, 2026. After that date, but subject to the Companies Act (Nova Scotia) and the provisions described below under Article 8, the Company may redeem at any time all, or from time to time any part, of the then outstanding Conversion Preferred Shares, at the Company’s option without the consent of the holders, by the payment of an amount in cash for each such share so redeemed of $1,000.00 together with all accrued and unpaid dividends up to but excluding the date fixed for redemption, subject to any applicable withholding tax.

Where a part only of the then outstanding Conversion Preferred Shares is at any time to be redeemed, the Conversion Preferred Shares to be redeemed will be redeemed pro rata, disregarding fractions or in such other manner as the Board of Directors determines.

Written notice of any redemption will be given by the Company to registered holders of Conversion Preferred Shares at least thirty (30) and not more than sixty (60) days prior to the redemption date. The notice of redemption shall set out the redemption price, the place at which the redemption price is to be paid, and the redemption date, and, if less than all of the shares are to be redeemed, the number of shares to be redeemed. On or before the redemption date, the Company shall deposit the redemption price of the shares to be redeemed with the transfer agent and registrar for the Conversion Preferred Shares, less any applicable withholding tax, to be paid without interest to or to the order of the registered holders of such shares upon presentation and surrender to the transfer agent and registrar of the certificates representing the shares. Such deposit shall be deemed to be payment to holders of the Conversion Preferred Shares and satisfy and discharge all liability for the redemption price for the shares to be redeemed. Provided such deposit shall have been made, the shares called for redemption shall, on the redemption date, be and be deemed to be redeemed and no longer outstanding. If a part only of the shares represented by any certificate is to be redeemed, a new certificate for the part not redeemed shall be issued at the expense of the Company. Provided the redemption price shall have been deposited, the shares called for redemption shall from and after the redemption date cease to be entitled to dividends, and holders shall not be entitled to exercise any of the other rights of shareholders in respect thereof, and their rights shall be limited to receiving, without interest, their proportionate part of the total redemption price deposited against presentation and surrender of the certificates held by them respectively. If the redemption price shall not be deposited, the rights of holders of the shares called for redemption shall remain unaffected.

6.	PURCHASE FOR CANCELLATION

Subject to the provisions described below under Article 8, on or after June 15, 2026, the Company may at any time or from time to time purchase for cancellation the whole or any part of the outstanding Conversion Preferred Shares in the open market, by tender or private contract, at any price, subject to any applicable withholding tax. Any such Conversion Preferred Shares purchased by the Company shall be cancelled and shall not be reissued.

In the case of any purchase of shares by tender, the Company shall give notice of its intention to invite tenders to all holders of the Conversion Preferred Shares by forwarding by prepaid post or delivering the same to each registered holder at his address as it appears on the books of the Company or, failing such address, then to the last known address of such shareholder and, if two or more tenders of shares at the same price be received, which shares when added to any shares already tendered at a lower price or prices aggregate more than the number of shares to be purchased at such time, the Company shall pro rate as nearly as may be possible (disregarding fractions) among the shareholders submitting such tenders at the same price the number of shares necessary to complete the number of shares to be purchased at such time.

7.	RIGHTS ON LIQUIDATION

In the event of the liquidation, dissolution or winding-up of the Company, holders of the Conversion Preferred Shares shall be entitled to receive $1,000.00 per share (less any amount that may have been returned to holders as a return of capital), together with all accrued and unpaid dividends up to but excluding the date of payment, subject to any applicable withholding tax, before any amount shall be paid or any assets of the Company distributed to the holders of Common Shares or any other shares ranking junior to the Conversion Preferred Shares. Upon payment to the registered holders of the Conversion Preferred Shares of the amount so payable to them, holders thereof shall not be entitled to share in any further distribution of the property or assets of the Company.

8.	RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES

So long as any of the Conversion Preferred Shares are outstanding, the Company shall not, without the approval of holders of the Conversion Preferred Shares given in the manner specified under Article 11 below:

(a)	declare any dividend on the Common Shares or any other shares ranking junior to the Conversion Preferred Shares (other than stock dividends on shares ranking junior to the Conversion Preferred Shares);

(b)	redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Conversion Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Conversion Preferred Shares); or

(c)	redeem, purchase or otherwise retire: (i) less than all the Conversion Preferred Shares; or (ii) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Company, any other shares ranking on a parity with the Conversion Preferred Shares, unless, in each such case, all dividends on the Conversion Preferred Shares and on all other shares ranking prior to or on a parity with the Conversion Preferred Shares, have been declared and paid or set apart for payment.

9.	ISSUE OF ADDITIONAL SERIES OF FIRST PREFERRED SHARES

The Company may issue other series of First Preferred Shares ranking on a parity with the Conversion Preferred Shares without the authorization of holders of the Conversion Preferred Shares as a series provided that at the date of such issuance all cumulative dividends up to and including the Dividend Payment Date for the last completed period for which dividends shall be payable shall have been declared and paid or set aside for payment in respect of the Conversion Preferred Shares.

10.	AMENDMENTS TO CONVERSION PREFERRED SHARES

The Company will not, without the approval of holders of the Conversion Preferred Shares given as provided in Article 11 below, delete or vary any rights, privileges, restrictions and conditions attaching to the Conversion Preferred Shares.

11.	SHAREHOLDER APPROVALS

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the Conversion Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2⁄3% of the votes cast at a meeting of holders of Conversion Preferred Shares at which a majority of the outstanding Conversion Preferred Shares is represented or, if no quorum is present at such meeting, at a meeting following such adjourned meeting at which no quorum would apply. At any meeting of holders of Conversion Preferred Shares as a series, each such holder shall be entitled to one vote for each Conversion Preferred Share held.

12.	BOOK-ENTRY ONLY ISSUE

Unless the Company directs otherwise, the Conversion Preferred Shares shall be issued and held under the “book-entry only” system and shall be represented by a single fully-registered permanent global share certificate.

13.	BUSINESS DAYS

If any action is required to be taken by the Company on a day that is not a Business Day, then such action will be taken on the next succeeding day that is a Business Day.

14.	FRACTIONAL SHARES

The Conversion Preferred Shares may be issued in whole or in fractional shares. Each fractional Conversion Preferred Share shall carry and be subject to the rights, privileges, restrictions and conditions (including voting rights and dividend rights) of the Conversion Preferred Shares in proportion to the applicable fractions.